Exhibit 99.1

Media Release

QIAGEN exceeds Q4 2025 outlook driven by growth pillars

•Q4 2025: Net sales of $540 million (+4% at actual rates, +1% at constant exchange rates (CER)); diluted EPS of $0.49 and adjusted diluted EPS of $0.62
◦Net sales growth of 1% CER ahead of outlook for steady results vs. Q4 2024, adjusted diluted EPS of $0.62 CER ahead of outlook of about $0.60 CER

•FY 2025: Net sales of $2.09 billion (+6% at actual rates, +5% CER) at high end of outlook for 4-5% CER growth, adj. diluted EPS of $2.40 CER ahead of outlook of about $2.38 CER
◦Growth pillars on target and deliver $1.49 billion CER of sales with 8% CER growth

◦Adjusted operating income margin at 29.5%, rises 80 basis points from 2024 despite tariffs and currency headwinds

•2026 outlook: Net sales growth of at least 5% CER with growth pillars expected to contribute about $1.64 billion CER (~+9% CER) and adj. diluted EPS of at least $2.50 CER

Venlo, the Netherlands, February 4, 2026 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results for the fourth quarter and full-year 2025.

Net sales for Q4 2025 rose 4% to $540 million, with sales at constant exchange rates (CER) up 1% and exceeding the outlook for steady CER results compared to the year-ago period while overcoming macroeconomic challenges and the impact of the 2025 U.S. government shutdown. Solid ongoing trends among the growth pillars, which rose 7% CER, led the performance. Net sales results included headwinds of approximately $10 million from discontinued products (NeuMoDx and Dialunox) and the first-time contributions from the Parse acquisition that was completed in December 2025. Adjusted diluted EPS CER of $0.62 CER was above the outlook for about $0.60 CER.

For full-year 2025, QIAGEN achieved its increased sales outlook for 5% CER growth, which was at the high end of the outlook for about +4-5% CER growth. Net sales included headwinds of about $20 million from discontinued products (NeuMoDx and Dialunox) as well as contributions from the Parse acquisition. Adjusted diluted EPS was $2.38, with adjusted diluted EPS of $2.40 CER ahead of the outlook for about $2.38 CER and $0.12 ahead of the initial outlook for 2025. Diluted EPS was $1.94.

For 2026, QIAGEN expects net sales growth of at least 5% CER from 2025 driven by the growth pillars contributing about 9% CER growth and combined sales of about $1.64 billion CER. Adjusted diluted EPS is expected to be at least $2.50 CER compared with $2.38 in 2025.

“QIAGEN finished 2025 with disciplined execution, exceeding our outlook for sales and adjusted EPS in Q4 2025,” said Thierry Bernard, CEO of QIAGEN. “Our performance underscores the strength of our portfolio and positions us well to demonstrate our commitment to delivering solid profitable growth in a challenging environment. Our growth pillars delivered 8% growth to reach $1.49 billion CER in combined sales in 2025 and keeping us on track toward our 2028 targets. We continue to drive efficiency and digitization across the organization to fund growth investments and expand profitability.”

”We also made good progress in capital allocation,” said Roland Sackers, CFO of QIAGEN. “We returned more than $1.1 billion to shareholders to date ahead of schedule and closed two bolt-on acquisitions with Genoox strengthening our QDI business and Parse expanding our Sample technologies portfolio with our entry into single-cell analysis. At the same time, we maintain significant flexibility to continue investing in growth and shareholder returns."

Key figures

In $ millions (Except EPS and diluted shares)	Q4			FY
	2025	2024	Change	2025	2024	Change

Net sales	540	521	+4%	2,090	1,978	+6%
Net sales - CER	527		+1%	2,069		+5%
Operating income	99	119	-17%	466	98	+377%
Net income	108	88	+22%	425	84	+408%
Diluted EPS	$0.49	$0.39	+26%	$1.94	$0.37	+424%
Diluted shares (in millions)	219	224		219	225

Adjusted operating income	154	159	-3%	616	567	+9%
Adjusted net income	136	136	-1%	522	491	+6%
Adjusted diluted EPS	$0.62	$0.61	+2%	$2.38	$2.18	+9%
Adjusted diluted EPS - CER	$0.62		+2%	$2.40		+10%

Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Despite macroeconomic challenges and the impact of the U.S. government shutdown, Q4 2025 net sales rose 1% CER. Sample technologies led the performance among product groups with 5% CER growth followed by Genomics / NGS at 2% CER. Diagnostic solutions grew 1% CER. For FY 2025, total net sales increased 5% CER driven by the growth pillars.

•Operating income: Operating income for Q4 2025 declined 17% to $99 million compared with the prior-year period. Adjusted operating income, which excludes various charges and other items in both periods, declined 3% to $154 million, with the adjusted operating income margin at 28.6%, compared with 30.6% in Q4 2024. This reflected a decline in the adjusted gross margin to 65.8% from 67.1% in the prior-year period, primarily due to U.S. tariffs. It also reflected higher sales and marketing expenses, which increased to 22.3% from 21.8% in Q4 2024, as well as higher general and administrative expenses, which rose to 6.1% from 5.3% in the year-ago period. The increase in general and administrative expenses included the impact of currency movements and IT infrastructure investments. For FY 2025, the adjusted operating income margin rose to 29.5% of sales from 28.7% in 2024, as operational efficiencies more than offset currency and tariff headwinds. Excluding the impact of tariffs, which reduced the margin by 80 basis points and the dilutive impact of currency movements by 40 basis points, the adjusted operating income margin increased 200 basis points, which was above the initial 2025 outlook for at least 150 basis points improvement over 2024.

•Earnings per share (EPS): Diluted EPS for Q4 2025 was $0.49, compared with $0.39 in Q4 2024. Adjusted diluted EPS was $0.62 at both actual and CER. For FY 2025, adjusted diluted EPS increased to $2.40 CER from $2.18 in 2024, which represented an increase of $0.12 from the initial 2025 outlook for at least $2.28 CER.

Sales by product groups

In $ millions	Q4				FY
	2025 sales	2024 sales	Change	CER change	2025 sales	2024 sales	Change	CER change

Sample technologies	175	162	+8%	+5%	661	642	+3%	+2%
Diagnostic solutions	201	196	+3%	+1%	803	749	+7%	+6%
Of which QuantiFERON	123	116	+6%	+5%	503	454	+11%	+10%
Of which QIAstat-Dx	39	32	+20%	+15%	139	109	+27%	+24%
Of which NeuMoDx	—	9	-100%	-100%	9	32	-72%	-72%
Of which Other	40	40	0%	-1%	152	154	-1%	-2%
PCR / Nucleic acid amplification	78	82	-6%	-9%	309	300	+3%	+1%
Genomics / NGS	69	66	+4%	+2%	242	234	+3%	+2%
Other	18	15	+20%	+19%	75	53	+41%	+42%
Total net sales	540	521	+4%	+1%	2,090	1,978	+6%	+5%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales in Q4 2025 rose 5% CER to $175 million, driven by growth in automated consumables at a double-digit CER rate compared to the prior-year period and first-time contributions from the Parse acquisition. Instrument sales were also higher compared to Q4 2024, with continued placements of QIAsymphony, QIAcube Connect and EZ2 Connect systems amid a challenging capital spending environment.

•Diagnostic solutions: Sales rose 1% CER in Q4 2025 to $201 million. QIAstat-Dx led the performance with 15% CER growth, driven by double-digit consumables growth. QuantiFERON latent TB sales grew 5% CER, supported by ongoing conversion from the skin test as results were partially offset by major tenders in the prior-year period, which are expected to end as a headwind in Q1 2026.

•PCR / Nucleic acid amplification: Sales in Q4 2025 were $78 million, representing a 9% decline at CER compared with the prior-year period. QIAcuity again delivered double-digit CER consumables growth and reached over 3,200 cumulative placements since launch, as over 100 instruments were added per quarter in 2025 despite ongoing challenging instrument purchasing trends. Other PCR consumables sales, which includes the OEM business, declined at a double-digit rate compared with Q4 2024 due in part to the timing of customer contracts and funding constraints.

•Genomics / Next-generation sequencing (NGS): Sales rose 2% CER to $69 million compared to Q4 2024. QIAGEN Digital Insights (QDI) sales grew at a double-digit CER rate, reflecting solid underlying demand in both clinical and discovery applications. Consumables sales of universal NGS panels declined reflecting funding constraints.

Key cash flow data

In $ millions	Q4			FY
	2025	2024	Change	2025	2024	Change

Net cash provided by operating activities	188	192	-2%	654	674	-3%
Purchases of property, plant and equipment	(71)	(49)	+46%	(201)	(167)	+20%
Free cash flow	117	142	-18%	453	506	-10%

Net cash used in investing activities	(226)	(7)	NM	(305)	(249)	NM
Net cash used in financing activities	(478)	(489)	NM	(179)	(423)	NM

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $654 million in 2025 compared with $674 million in 2024, including approximately $54 million in cash restructuring payments for the efficiency program initiated in 2024. Free cash flow was $453 million in 2025 compared to $506 million in 2024, reflecting higher investments in property, plant and equipment for projects such as the ERP system upgrade.

•As of December 31, 2025, cash, cash equivalents and short-term investments totaled $1.1 billion compared with $1.2 billion at year-end 2024. Cash flow during 2025 included the return of approximately $300 million to shareholders in January through a synthetic share repurchase and the first annual cash dividend of about $54 million paid in July 2025. Q4 2025 results include a cash outflow of approximately $474 million for the early redemption of the 2027 convertible notes and approximately $225 million for the cash payment related to the Parse acquisition. In January 2026, QIAGEN completed a $500 million synthetic share repurchase, leading to a pro forma leverage of about 1.3 times net debt to adjusted EBITDA.
Portfolio update

QIAGEN is executing on targeted initiatives across its Sample to Insight portfolio to help customers around the world advance science and improve healthcare.

•Sample technologies: QIAGEN completed the acquisition of Parse Biosciences in December 2025, expanding its portfolio into single-cell analysis and advancing the highly scalable Evercode chemistry through new product launches. In parallel, QIAGEN continues to advance its automation roadmap, with three systems on track for launch: QIAsymphony Connect with full IVDR commercialization targeted for mid-2026, QIAsprint Connect set for launch in February 2026 and QIAmini in Fall 2026.

•QIAstat-Dx: QIAGEN has submitted its first blood culture identification panels for U.S. clearance and CE-IVDR registration, as cumulative placements surpassed 5,200 at year-end 2025. Key projects in development involve new panels for complicated urinary tract infections, pneumonia and companion diagnostics.
•QIAcuity: QIAGEN plans to accelerate development of new gene expression assays in 2026 to support pharmaceutical and biopharma adoption. An automated Nanoplate handling solution co-developed with Hamilton on the Microlab STAR platform will also be launched to enable walkaway automation for regulated workflows. Planned assay launches also include solutions for use in cell and gene therapy as well as other pharmaceutical industry applications.
•QIAGEN Digital Insights: Key priorities for 2026 include AI-enabled tools for pharmaceutical R&D, multilingual automation for clinical reporting and agentic AI-based target identification. QIAGEN also plans to expand the Franklin platform, acquired in 2025 with Genoox and integrate single-cell datasets from Parse to support predictive modeling and drug discovery.

•QuantiFERON: QIAGEN is investigating the use of AI-based approaches to support clinical decision-making in latent tuberculosis infection. A new generation of chemistry for Diasorin’s LIAISON QuantiFERON-TB Gold Plus II assay is planned for U.S. launch in 2026, enabling labs to test up to 75% more patients per hour and deliver results faster on automated platforms.

Outlook

For 2026, QIAGEN has initiated its outlook reflecting a challenging macroeconomic environment, which is expected to weigh on results in the beginning of the year. For the full year, net sales are expected to grow at least 5% CER, supported by new product launches as well as the end of sales headwinds from discontinued products (as of June 30, 2026). This outlook includes approximately $1.64 billion in CER sales from QIAGEN’s growth pillars, representing ~9% CER growth compared to 2025. The adjusted operating income margin is expected to remain steady compared to 2025 while absorbing about 160 basis points of pressure from the Parse acquisition as well as from tariffs and currency movements. Adjusted diluted EPS is expected to be at least $2.50 at CER compared to $2.38 in 2025.

For Q1 2026, net sales are expected to increase at least 1% CER from $483 million in Q1 2025. Adjusted diluted EPS is expected to be at least $0.54 CER compared to $0.55 in Q1 2025, driven by the announced dilutive impacts of the Parse acquisition and tariffs.

Based on exchange rates as of February 3, 2026, for full-year 2026, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about one percentage point and a neutral impact on adjusted EPS results. For Q1 2026, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about two to three percentage points and a neutral impact on adjusted EPS results.

Investor presentation and conference call

A conference call is scheduled for Thursday, February 5, 2026, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. A live audio webcast will be available in the Investor Relations section of the QIAGEN website (www.qiagen.com), with a recording accessible after the event. The accompanying presentation will be published in advance under "Events and Presentations" in the same section.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to provide deeper insight into business performance. These include adjusted gross margin and profit, adjusted operating income and expenses, adjusted operating income margin, adjusted net income, adjusted income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted tax rate and free cash flow. Free cash flow is calculated as cash flow from operating activities less capital expenditures for property, plant and equipment. Adjusted results are non-GAAP measures that QIAGEN views as complementary to GAAP-reported results. They exclude items considered outside of ongoing core operations, subject to significant period-to-period fluctuation, or that reduce comparability with competitors and historical performance. QIAGEN also uses these non-GAAP and constant currency measures internally for planning, forecasting, reporting and employee compensation purposes. These metrics enable consistent comparison of current and past performance, which QIAGEN has historically presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and molecular diagnostics (clinical healthcare). As of December 31, 2025, QIAGEN employed approximately 5,700 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In $ thousands, except per share data)	Three months		Twelve months
	ended December 31,		ended December 31,
	2025	2024	2025	2024

Net sales	$540,420	$521,202	$2,089,999	$1,978,214
Cost of sales:
Cost of sales	200,240	174,401	735,268	952,323
Acquisition-related intangible amortization	14,911	13,511	55,236	58,541
Total cost of sales	215,151	187,912	790,504	1,010,864
Gross profit	325,269	333,290	1,299,495	967,350
Operating expenses:
Sales and marketing	120,743	113,860	457,993	450,929
Research and development	47,235	48,605	187,516	193,494
General and administrative	33,133	27,852	125,676	113,432
Acquisition-related intangible amortization	2,278	1,809	8,000	9,596
Restructuring, acquisition, integration and other, net	22,441	22,066	54,459	102,188
Total operating expenses	225,830	214,192	833,644	869,639
Income from operations	99,439	119,098	465,851	97,711
Other income (expense):
Interest income	20,001	15,092	64,320	68,016
Interest expense	(10,139)	(11,143)	(33,256)	(43,841)
Other (expense) income, net	(132)	2,805	(6,650)	(739)
Total other income, net	9,730	6,754	24,414	23,436
Income before income tax expense	109,169	125,852	490,265	121,147
Income tax expense	1,340	37,530	65,385	37,556
Net income	$107,829	$88,322	$424,880	$83,591

Diluted earnings per common share	$0.49	$0.39	$1.94	$0.37
Diluted earnings per common share (adjusted)	$0.62	$0.61	$2.38	$2.18
Diluted shares used in computing diluted earnings per common share	218,696	224,245	218,880	224,717

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended December 31, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	540.4	325.3	99.5	109.2	(1.4)	1%	107.8	$0.49
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	15.3	37.7	37.7	(13.8)		23.9	0.11
Purchased intangibles amortization (b)	—	14.9	17.2	17.2	(4.5)		12.7	0.06
Non-cash other income, net (c)	—	—	—	—	(0.6)		(0.6)	0.00
Certain income tax items (d)	—	—	—	—	(8.3)		(8.3)	(0.04)
Total adjustments	—	30.2	54.9	54.9	(27.1)		27.8	0.13
Adjusted results	540.4	355.5	154.4	164.1	(28.5)	17%	135.6	$0.62

*Using 218.7 M diluted shares

Twelve months ended December 31, 2025	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	2,090.0	1,299.5	465.9	490.3	(65.4)	13%	424.9	$1.94
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	32.3	86.7	86.7	(23.6)		63.1	0.29
Purchased intangibles amortization (b)	—	55.2	63.2	63.2	(15.9)		47.3	0.22
Non-cash other income, net (c)	—	—	—	2.6	(0.6)		2.0	0.01
Certain income tax items (d)	—	—	—	—	(15.4)		(15.4)	(0.07)
Total adjustments	—	87.5	149.9	152.6	(55.5)		97.1	0.44
Adjusted results	2,090.0	1,387.0	615.8	642.9	(120.9)	19%	522.0	$2.38

*Using 218.9 M diluted shares
(a) Results include costs for acquisition projects, including the acquisition of GNX Data Systems Ltd. (doing business as Genoox) completed in May 2025 and Parse Biosciences completed in December 2025. It also includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects and their subsequent integration.
(b) Adjustment includes the amortization of Genoox and Parse intangible assets acquired in Q2 2025 and Q4 2025, respectively.
(c) Adjustment includes the full impairment of an equity method investment.
(d) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

(In $ thousands, except par value)	December 31, 2025	December 31, 2024 (revised)

Assets
Current assets:
Cash and cash equivalents	$839,005	$663,555
Short-term investments	259,913	489,437
Accounts receivable, net	402,608	349,278
Inventories, net	301,888	279,256
Prepaid expenses and other current assets	191,659	178,327
Total current assets	1,995,073	1,959,853
Long-term assets:
Property, plant and equipment, net	923,948	753,611
Goodwill	2,700,658	2,425,418
Intangible assets, net	386,431	303,815
Other long-term assets	289,852	246,925
Total long-term assets	4,300,889	3,729,769
Total assets	$6,295,962	$5,689,622
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$—	$551,883(1)
Accrued and other current liabilities	439,481	406,876
Accounts payable	72,656	83,272
Total current liabilities	512,137	1,042,031(1)
Long-term liabilities:
Long-term debt, net of current portion	1,654,428	839,665(1)
Other long-term liabilities	351,243	240,587
Total long-term liabilities	2,005,671	1,080,252(1)
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 and 223,904 shares, respectively	2,529	2,601
Additional paid-in capital	1,436,360	1,666,070
Retained earnings	2,748,390	2,448,122
Accumulated other comprehensive loss	(377,309)	(474,539)
Less treasury stock, at cost — 764 and 1,614 shares, respectively	(31,816)	(74,915)
Total equity	3,778,154	3,567,339
Total liabilities and equity	$6,295,962	$5,689,622

(1) The December 31, 2024 balances for the 'current portion of long-term debt' and 'long-term debt, net of current portion' and the corresponding balances of total current liabilities and total long-term liabilities, have been adjusted to correct the classification with respect to $498.4 million of the 2027 convertible notes previously classified as long-term which should have been classified as current under U.S. GAAP, based on a bondholder put date of December 17, 2025 on the $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027.

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In $ thousands)	Twelve Months Ended December 31,
	2025	2024

Cash flows from operating activities:
Net income	$424,880	$83,591
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	193,746	203,268
Non-cash impairments	22,440	203,408
Amortization of debt discount and issuance costs	3,367	18,428
Share-based compensation expense	50,400	43,627
Deferred tax benefit	(20,067)	(23,041)
Loss on marketable securities	968	426
Other items, net including fair value changes in derivatives	13,105	8,391
Change in operating assets, net	(35,931)	113,013
Change in operating liabilities, net	1,418	22,440
Net cash provided by operating activities	654,326	673,551
Cash flows from investing activities:
Purchases of property, plant and equipment	(201,049)	(167,174)
Purchases of intangible assets	(6,077)	(4,068)
Purchases of short-term investments	(369,014)	(685,915)
Proceeds from redemptions of short-term investments	597,057	584,979
Cash paid for acquisitions, net of cash acquired	(291,227)	—
Cash (paid) received for collateral asset	(32,163)	25,414
Purchases of investments, net	(2,806)	(2,465)
Net cash used in investing activities	(305,279)	(249,229)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	742,318	494,211
Repayment of long-term debt	(534,167)	(601,536)
Capital repayment	(280,086)	(292,099)
Cash dividend payment	(54,244)	—
Tax withholding related to vesting of stock awards	(27,270)	(34,161)
Cash (paid) received for collateral liability	(16,080)	11,350
Cash paid for contingent consideration	(9,219)	—
Other financing activities	(228)	(661)
Net cash used in financing activities	(178,976)	(422,896)
Effect of exchange rate changes on cash and cash equivalents	5,379	(5,955)
Net increase (decrease) in cash and cash equivalents	175,450	(4,529)
Cash and cash equivalents, beginning of period	663,555	668,084
Cash and cash equivalents, end of period	$839,005	$663,555
Reconciliation of free cash flow:(1)
Net cash provided by operating activities	$654,326	$673,551
Purchases of property, plant and equipment	(201,049)	(167,174)
Free cash flow	$453,277	$506,377

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.